Annual Shareholder Meeting Results

The Funds held their annual meetings of shareholders on December
 19, 2017. Common/Preferred shareholders voted as indicated below:

PIMCO California Municipal Income Fund III
 Affirmative
 Withheld Authority

Reelection of Deborah A. DeCotisClass III to serve until the annual meeting held during the 2020 fiscal year
	19,927,144
	754,310

Election of William B. Ogden, IVClass III to serve until the annual meeting held during the 2020 fiscal year
	19,973,572
	707,882

Reelection of Craig A. DawsonClass III to serve until the
 annual meeting held during the 2020 fiscal year
	19,980,754
	700,700

Election of John C. ManeyClass I to serve until the annual
 meeting held during the 2018 fiscal year
	19,991,944
	689,510

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Bradford K. Gallagher, James A.
 Jacobson, Hans W.Kertess, Alan Rappaport, continued to serve as Trustees of the Fund.